SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OD THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON CAPITAL ACCUMULATION

AND SAVINGS PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011 AND 2010

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

Note A-	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

Tel: 214-969-7007	700 North Pearl,
Fax: 214-953-0722	Suite 2000
www.bdo.com	Dallas, Tx 75201

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson Capital Accumulation and Savings Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

June 27, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

(Thousands of dollars)

	2011	2010
Investments, at fair value:
Investment in Master Trust, at fair value (Notes 3 and 5)	$884,861	$878,740

Total investments	884,861	878,740

Receivables:
Notes receivable from participants	7,269	6,165
Employer’s contributions receivable	1,173	1,231

Total receivables	8,442	7,396

Net assets available for benefits, at fair value	893,303	886,136

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,741)	2,505

Net assets available for benefits	$890,562	$888,641

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Thousands of dollars)

ADDITIONS
Investment loss:
Plan interest in Master Trust investment loss (Note 3)	$(24,324)

Total investment loss	(24,324)

Interest on participant notes receivable	288

Contributions:
Participants	49,089
Employer	39,103
Rollover	11,557

Total contributions	99,749

Total Additions	75,713

DEDUCTIONS
Benefits paid to participants	(67,496)
Administrative expenses	(628)

Total Deductions	(68,124)

Net increase	7,589

Transfers out of the Plan into the Ericsson Services Inc. 401(k) Plan	(5,668)

Net assets available for benefits:
Beginning of year	888,641

End of year	$890,562

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	THE PLAN

The following description of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Participant contributions are made to the JP Morgan Chase Bank Investor Services (the “Trustee”) for investment each pay period. There are currently fourteen investment funds with two asset allocation funds to which participants may direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company contributions.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. See Note 3.

As of January 1, 2010 the Redback Networks Inc. 401(k) Plan merged into the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $50,858,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In December 2011, the Financial Accounting Standards Board (“FASB”) amended Accounting Standards Codification (“ASC”) Topic 210, “Balance Sheet”, requiring companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective retrospectively for interim and annual periods beginning on or after January 1, 2013. Plan management anticipates the adoptions of this guidance will not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $1,173,023 and $1,230,896 at December 31, 2011 and 2010, respectively.

Valuation of Investments

The Plan, along with the Ericsson Services 401(k) Plan, participates in the Ericsson Master Trust (the “Master Trust”). All of the Plan’s investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan’s investments in the Master Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan accounts for certain investment contracts in accordance with FASB ASC 962 (formerly known as FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans). Under ASC 962, certain investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

Vesting and Forfeitures

Company and participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of December 31, 2011 or 2010.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is $50,000 minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2011, interest rates range from 4.25% to 9.50%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2011 and 2010, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Retirement Plan Services, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

3.	THE MASTER TRUST

The trust holding the Plan’s assets was converted to a Master Trust on August 24, 2009.

The Master Trust was created pursuant to a trust agreement between the Company and the Trustee, as trustee of the funds, to permit the commingling of trust assets of both the Ericsson Capital Accumulation and Savings Plan and the Ericsson Services 401(k) Plan (collectively, the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by the Trustee. JP Morgan Retirement Plan Services is the record keeper for the Plans. The Trustee receives all participating employee and Company contributions to the Plans and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plans, and the instructions and directions of the Committee.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The following table summarizes the net assets and investment income (loss) of the Master Trust.

NET ASSETS OF THE MASTER TRUST (amounts in thousands)	December 31, 2011	December 31, 2010
Investments at fair value:
PIMCO Total Return Bond Fund	$161,152	$137,293
JPMorgan Stable Value	—	135,736
Wells Fargo Stable Value	147,647	—
JPMCB Equity Index	119,636	—
American Funds Europacific Growth Fund	101,906	103,194
American Century Investments Equity Income Fund	71,242	68,501
Harbor Capital Appreciation	63,939	59,304
LM Ericsson Telephone Company, ADR, Class B	62,598	71,857
Morgan Stanley Institutional Mid Cap Fund	60,035	64,006
Wells Fargo Advantage Small Cap Value Fund	54,999	59,809
Buffalo Small Cap Fund	32,703	32,407
Perkins Mid Cap Value Fund	29,999	28,386
American Century Investments International Discovery Fund	24,967	28,230
JPMorgan Investment Self Directed Account	24,557	23,352
Columbia Mid Cap Index-A	21,155	15,161
Columbia Small Cap Index-A	7,843	4,014
Wrapper Value	9	—
SSgA S&P 500 Fund	—	106,901

Total investments	984,387	938,151

Net assets available for benefits, at fair value	984,387	938,151

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,838)	2,556

Net assets available for benefits	$981,549	$940,707

Net Investments in Master Trust - By Plan
Ericsson Capital Accumulation and Savings Plan
Investment in Master Trust	$884,861	$878,740
Plan’s percentage interest in net assets of the Master Trust	89.9%	93.7%

Ericsson Services 401(k) Plan
Investment in Master Trust	$99,526	$59,411
Plan’s percentage interest in net assets of the Master Trust	10.1%	6.3%

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

INVESTMENT INCOME (LOSS) OF THE MASTER TRUST (amounts in thousands)	Year ended December 31, 2011
Net appreciation (depreciation) in fair value of investments:
Company stock	$(6,391)
Common/collective funds	4,355
Registered investment companies	(35,018)
Bond mutual funds	62

$(36,992)

Dividends	11,918

Other Loss	(1,439)

Net investment loss	$(26,513)

Net investment loss from Master Trust - by Plan
Ericsson Capial Accumulation and Savings Plan	$(24,324)

Ericsson Services 401(k) Plan	$(2,189)

4.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2011 and 2010, the numbers of active participants were 6,631 and 5,642, respectively.

Eligible participants may contribute on a pretax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based JP Morgan Retirement Plan Services’ “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

5.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuations techniques noted in ASC Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2011 and 2010 and classified as Level 1 and Level 2 assets.

Common/Collective Trusts

Common/Collective Trusts (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

As of December 31, 2011, the Master Trust investments measured at fair value on a recurring basis were as follows (amounts in thousands):

December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$277,849	$—	$—	$277,849
Growth funds	161,942	—	—	161,942
Fixed income funds	161,152	—	—	161,152
Index funds	28,998	—	—	28,998

Total mutual funds	629,941	—	—	629,941
Ericsson stock fund	62,598	—	—	62,598
Commingled fund	—	119,636	—	119,636
Collective trusts	—	147,656	—	147,656
Self Directed Accounts:
Corporate Debt	—	372	—	372
Interest bearing cash	—	6,110	—	6,110
Common and preferred stocks	—	14,067	—	14,067
Partnerships	—	—	157	157
Registered Investment Companies	—	3,850	—	3,850

Total investments at fair value	$692,539	$291,691	$157	$984,387

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

As of December 31, 2010, the Master Trust investments measured at fair value on a recurring basis were as follows (amounts in thousands):

December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$276,638	$—	$—	$276,638
Growth funds	167,200	—	—	167,200
Fixed income funds	137,293	—	—	137,293
Index funds	19,175	—	—	19,175

Total mutual funds	600,306	—	—	600,306
Ericsson stock fund	71,857	—	—	71,857
Commingled fund	—	106,901	—	106,901
Collective trusts	—	135,736	—	135,736
Self Directed Accounts:
Corporate Debt	—	3	—	3
Interest bearing cash	—	5,100	—	5,100
Non Interest bearing cash	—	344	—	344
Common and preferred stocks	—	13,998	—	13,998
Other	—	187	—	187
Partnerships	—	—	33	33
Registered Investment Companies	—	3,686	—	3,686

Total investments at fair value	$672,163	$265,955	$33	$938,151

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $18,149,253 and sales of $26,499,980 of the Company’s stock during the year ended December 31, 2011.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its first four amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Although the Plan has been amended since receiving the determination letter, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset)if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrappers rebid value was $9,412 and $0 as of December 31, 2011 and 2010, respectively.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 2.11% and 2.00% at December 31, 2011 and 2010, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.53% and 1.42% at December 31, 2011 and 2010, respectively.

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Master Trust as of December 31, 2011.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

December 31, 2011

(amounts in thousands)	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Security-backed Contracts		$103,036			$100,198
Natixis Financial	AAA+	—	—	(437)	25,322
ING Life Ins. Com	AAA-	—	—	(874)	50,645
State Street Bank & Trust	AA-	—	9	(480)	25,288
Collective Trust Funds		44,861	—	(1,137)	43,725
Liabilities: Admin and wrapper contract fees payable		—	—	90	90

Total		$147,897	$9	$(2,838)	$145,070

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Plan as of December 31, 2010.

December 31, 2010

(amounts in thousands)	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Wrapped bonds		$120,478	$—	$—	$123,035
Aegon	AA-	—	—	639	30,758
State Street Bank	AA-	—	—	639	30,762
IXIS Financial Products	A+	—	—	639	30,758
UBS	A+	—	—	639	30,757
Short-term investments		11,768	—	—	11,768

Total		$132,246	$—	$2,556	$134,803

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2011 and 2010 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2011 and 2010, the Plan did not hold any such investments.

10.	SUBSEQUENT EVENTS

Effective August 1, 2012 the Plan will be amended to merge the Ericsson Television Inc. 401(k) Savings and Investment Plan into the Plan and allow the Tandberg employees who satisfy the eligibility requirements of the Plan participation in the Plan.

Effective January 1, 2013 the Plan will be amended to merge the Telcordia 401(k) Savings Plan into the Plan and allow the Telcordia employees who satisfy the eligibility requirement of the Plan participation in the Plan.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2011

EIN: 06-1119960

Plan Number: 006

Name and Issuer	Description of Investment	Current Value
*Various Participants	Notes receivable (4.25% - 9.50%)	$7,269,410

(*)	Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and Savings Plan

Date: 06/27/12

by
Paul Miesse
Vice President HR and Organization
Head of Administrative Committee

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith